701 Ninth Street, NW Washington, DC 20068
January 18, 2007
Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Mail Stop 3561
Re:	Pepco Holdings, Inc. Form 10-K for the year ended December 31, 2005 Filed March 13, 2006 File No. 1-31403
Potomac Electric Power Company Form 10-K for the year ended December 31, 2005 Filed March 13, 2006 File No. 1-01072
Delmarva Power & Light Company Form 10-K for the year ended December 31, 2005 Filed March 13, 2006 File No. 1-01405
Atlantic City Electric Company Form 10-K for the year ended December 31, 2005 Filed March 13, 2006 File No. 1-03559
Ladies and Gentlemen:

             This letter is submitted on behalf of Pepco Holding, Inc, and certain of its subsidiaries, including Potomac Electric Power Company, Delmarva Power & Light Company, and Atlantic City Electric Company, in response to the staff's comment letter, dated December 21, 2006, related to the above-referenced filings. For convenience of reference, each of the staff's comments is restated below in italics, followed by the company response.

PEPCO Holdings, Inc. Form 10-K for the year ended December 31, 2005
General
1.

In order to facilitate this review and reduce the number of comments we have not issued multiple comments for issues that may be applicable to more than one registrant referenced above in this letter. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Item 1. Business, page 1
2.

Please explain to us how you assess provisional revenue which is collected, although subject to refund. Please summarize for us any amount (s) of revenue that was ultimately determined to be refunded to ratepayers and how you accounted for such refund. We see in your September 2006 Form 10Q on page 114 that your power delivery segment incurred a $5.1 million decrease in earnings resulting from the reversal of restructuring reserves associated with the ACE base rate case settlement in 2005. See paragraph 45 of SFAS no. 71.

The policy of Pepco Holdings, Inc. ("PHI"), Potomac Electric Power Company ("Pepco"), Delmarva Power & Light Company ("DPL"), and Atlantic City Electric Company ("ACE") is that provisional revenues collected, but potentially subject to refund, are assessed and recorded in accordance of SFAS No. 71 and SFAS No. 5 (as it pertains to SFAS No.71). During the three years ended December 31, 2005, 2004, and 2003, there were no provisional revenues subject to refund that were refunded to ratepayers for any of the registrants.

In the case of the disclosure contained in our September 2006 Form 10-Q, as referenced above, the $5.1 million decrease in earnings in 2006 is associated with the 2005 recovery of net costs related to restructuring that were previously expensed. The recovery coincided with the ACE base rate case settlement which was completed in 2005. This decrease in earnings is not related to the accounting for provisional revenue subject to refund.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30
Contractual Obligations and Commercial Commitments, page 67
3.

Please revise your contractual obligations table to include payments on your planned funding of your pension and other postretirement benefit plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

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PHI will comply with the staff's comment in future Form 10-K filings by adding a footnote to the Contractual Obligations and Commercial Commitments table explaining that planned funding of our pension and other postretirement benefits plans are excluded from the table and such additional information as is material to an understanding of our cash requirements. In terms of the magnitude of the obligation, we note that our pension and other postretirement benefits trust funding in 2005 was $82.5 million (there was no pension funding in 2006 and $33 million of other postretirement benefits funding in 2006) as compared to $2.8 billion in aggregated obligations of "less than one year" as shown in the Contractual Obligations and Commercial Commitments table for 2005 referenced above.

2. Summary of Significant Accounting Policies, page 165
4.

Prospectively disclose and explain to us how you account for costs associated with planned major maintenance activities regarding your generation facilities. Please refer to FASB Staff Position, "Accounting for Planned Major Maintenance Activities." -- FSP AUG AIR-1, which was posted on September 8, 2006.

All generation facilities are owned by ACE and non-registrant subsidiaries of PHI. PHI and ACE account for costs associated with planned major maintenance activities regarding generation facilities on an as incurred basis. PHI and ACE will disclose this policy in future Form 10-K filings.

Emission Allowances, page 172
5.

You indicate that allowances are traded in the over-the-counter market and that you may purchase additional allowances to mitigate any exposure to penalties. Please explain how you account for allowances with a basis that may decline in value. Since you classify your emission allowances as inventory, we presume you make adjustments to net realizable value, if applicable. In this regard, quantify for us and prospectively disclose the amount of emission allowances, the balance sheet line item including the allowances and any basis adjustments to mark to net realizable value.

PHI and ACE account for emissions allowances on an average cost basis and assess that basis against net realizable value quarterly. Emission allowances are often granted at no cost, which has the effect of reducing the average cost. Historically, the book cost has been lower than net realizable value and, accordingly, basis adjustments to adjust to net realizable value have not been required. At December 31, 2005, PHI had $9.8 million (of which $1.8 million were owned by ACE) of emission allowances recorded in its balance sheet line item "fuel, materials and supplies -- at average cost."

PHI and ACE will comply with the staff's comment by disclosing in future Form 10-K filings the book value of emission allowances, the balance sheet line
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item that includes the allowances, and any basis adjustments recorded to reflect net realizable value.
Accounting for Goodwill, page 173
6.

Please explain the issue that generated the pre-merger tax reserve, your accounting treatment, and why the adjustments to goodwill related to the pre merger tax reserve should not have been recorded to income or expense.

Income tax uncertainties that exist (or arise) at the time of a purchase business combination should be accounted for pursuant to guidance in SFAS No. 109. Under Q&A 17 of the FASB staff's Special Report on the Implementation of SFAS No. 109, and under EITF 93-7, adjustments resulting from post-acquisition changes in estimates regarding income tax contingencies that existed at the acquisition date reduce or increase goodwill. This accounting treatment applies regardless of the time period that has elapsed since the acquisition.

At the time of the acquisition of Conectiv and its subsidiaries by Pepco in August 2002, the acquired companies had tax contingencies for all open tax years 1998 through the date of the acquisition. Liabilities for these federal and state tax contingencies were recorded to reserve for potential tax deficiencies plus interest due the taxing authorities. These tax contingencies are reviewed regularly and adjustments to the related liabilities are made as required by changes in facts and circumstances.

Leasing Activities, page 175
7.

Please expand your future disclosure to discuss your policies regarding the review of assumptions affecting estimated income from the leases and estimated residual values. Since the projected cash flows under the lease arrangements directly impact the carrying amount of the lease, please also include a discussion of your evaluation of the credit quality of the lessee (s).

PHI will comply with the staff's comment by expanding its disclosure as requested in future Form 10-K filings.
Property, Plant, and Equipment, page 176
8.	Prospectively, disclose the depreciation rates for your non-regulated generation property separately from your regulated PP&E.

PHI and ACE each currently disclose a system-wide composite depreciation rate for generation, transmission and distribution system property. PHI and ACE will comply with the staff's comment in future Form 10-K filings by expanding this disclosure to indicate depreciation rates for non-regulated generation property separately from regulated PP&E.

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9. Preferred Stock of Subsidiaries, page 202
9.

Please revise to include all of the applicable disclosure required by Rule 5-02.28 of Regulation S-X including, but not limited to, a description of the redemption features of the stock and the accounting treatment for any difference between the carrying value and redemption amount.

As indicated in Note (9) "Preferred Stock of Subsidiaries," the outstanding preferred stock at December 31, 2005, consisted of the following issues: (1) Serial Preferred Stock issued by Pepco (three series), (2) Cumulative Preferred Stock of ACE (six series), and (3) Preferred Stock of DPL (six series). The shares of each of these series were redeemable solely at the option of the respective company and, therefore, are governed by the disclosure requirements of Rule 5-02.27 of Regulation S-X with respect to PHI and Rule 5-02.29 of Regulation S-X with respect to Pepco, ACE and DPL. Accordingly, we believe that providing the disclosures specified in 5-02.28 is not required.

10. Stock Based Compensation, Dividend Restrictions, and Calculations of Earnings per Share of Common Stock, page 203
10.

We note your general description of the limitations the holding company is subject to with respect to its ability to pay dividends. Please disclose the amount of retained earnings or net income restricted. Further, please advise or disclose separately the amounts of restricted net assets for unconsolidated and consolidated subsidiaries as of the end of the most recent fiscal year. See Rule 4-08(e) of Regulation S-X. Show us what your disclosure will look like revised.

PHI will comply with the staff's comment by expanding this disclosure in future Form 10-K filings to disclose the amount of retained earnings or net income restricted and to disclose separately the amounts of restricted net assets for consolidated subsidiaries (PHI has no unconsolidated subsidiaries) as of the end of the most recent fiscal year.

Had we made this disclosure in the PHI 2005 Form 10-K, the following disclosure would have been added to the end of the "Dividend Restrictions" disclosure on page 205:

Restricted net assets related to PHI's consolidated subsidiaries amounted to approximately $1.9 million at December 31, 2005. PHI had no restricted retained earnings or restricted net income at December 31, 2005.

Had we made this disclosure in the 2005 Pepco Form 10-K, the following disclosure would have been added to the end of the "Dividend Restrictions" disclosure on page 253 (similar disclosure would be added in the DPL and ACE Forms 10-K):

Pepco had approximately $41 million of restricted retained earnings at December 31, 2005.
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Commitments and Contingencies, page 208
Restructuring Deferral, page 216
11.

Based on your September 30, 2006 Form 10Q disclosure discussed on page 29 it appears that you have not charged to earnings $44.6 million of incurred costs which were disallowed by the NJBPU. Please explain in detail how you have met all the criteria of paragraph 9 of SFAS no 71. In this regard, it no longer appears probable that you will recover such costs.

The $44.6 million of incurred costs that were disallowed by the NJBPU were reserved during the years 1999 through 2003 (primarily 2003) through charges to earnings, primarily in the operating expense line item "deferred electric service costs," with a corresponding reduction in the regulatory asset balance sheet account. PHI and ACE will clarify this disclosure in future filings.

16. Quarterly Financial Information, page 235
12.

Based on your disclosure in note (e) it appears you included a $13.3 million gain ($8.9 million after tax) related to PCI's liquidation of a financial investment that was written off in 2001 in operating income. Please explain why you did not classify the gain in other income.

PCI is a wholly owned, non-regulated subsidiary of PHI that manages a portfolio of financial investments. Earnings and losses (including write downs) from these investments are recorded in operating income since this activity reflects the nature of PCI's business. In 2001, when the financial investment in question was considered impaired, the write off of the related book value was included in operating expenses. Accordingly, the $13.3 million gain recognized in 2005 related to PCI's liquidation of the financial investment was recorded as operating income.

Form 10-Q for the period ended September 30, 2006
Earnings Overview, page 110
13.

You indicate that Conectiv Energy's earnings were impacted by higher fuel costs. We realize that the cost of generation has increased significantly over the recent past. It would be helpful for a reader if you specifically quantified your generation cost by fuel type, and source (e.g. the cost per megawatt for owned generation by fuel source, and the cost of purchased power). Please revise in future filings.

PHI will comply with the staff's comment in future filings by quantifying generation cost by fuel type (gas, coal, oil) and source (whether our own or third party).
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If you have any questions regarding any of these responses, please do not hesitate to call me at (202) 872-2219 or Ron Clark, Vice President and Controller, at (202) 872-2249.
Sincerely,
/s/ JOSEPH M. RIGBY
Joseph M. Rigby Senior Vice President and Chief Financial Officer
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